

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. IV
3415 N. Pines Way, Suite 204
Wilson, Wyoming 83014

> **Re: Hennessy Capital Acquisition Corp. IV**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 23, 2020**
> **File No. 333-248923**

Dear Mr. Hennessy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 23, 2020

What interests do Hennessy Capital's current officers and directors have in the Business Combination?, page 9

1. Please revise the first bullet point here, and elsewhere, to disclose the consideration paid for the Sponsor shares and Private Placement Warrants.

Material U.S. Federal Income Tax Considerations, page 137

2. Please remove the disclosure that "This discussion is for informational purposes only".

General

3.   We note that the proxy statement/prospectus is missing information such as the Hennessy
        Capital record date and special meeting date, interests of directors and officers, and the
        Board of New Canoo. Please include this information, and any other missing information,
        in a pre-effective amendment.

        You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Michael P. Heinz